Exhibit 2.1

FIRST AMENDMENT TO
PURCHASE AND SALE AGREEMENT

This First Amendment to Purchase and Sale Agreement (this “Amendment”) is entered into as of November 11, 2008 by and among Ridgewood Maine, L.L.C., a Delaware limited liability company (“RM”), and Indeck Energy Services, Inc., an Illinois corporation, (“IES” and together with RM, “Sellers”), Covanta Energy Corporation, a Delaware corporation (“Buyer”), and solely for purposes of Sections 6.2, 6.3, 6.4, 6.10(a), 6.11 through 6.14 and 6.16 of the Agreement (defined below), Indeck Maine Energy, LLC, an Illinois limited liability company, (the “Company” and together with Sellers and Buyer, the “Parties”).

WHEREAS, Sellers, Buyer and, for limited purposes, the Company, are parties to that certain Purchase and Sale Agreement dated as of August 19, 2008 (the “Agreement”) which provides, among other things, for the sale of all of Sellers’ membership interests in the Company to Buyer; and

WHEREAS, the Parties wish to amend the Agreement in accordance with Section 13.12 thereof, as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the Parties agree as follows:

1. New Defined Terms.   Section 1 of the Agreement is amended to add the following terms:

“Adjustment Documents” is defined in Section 2.4(d).

“Amendment” means the First Amendment to Purchase and Sale Agreement, entered into as of November 11, 2008, by and among the Parties.

“Closing Date Balance Sheet” is defined in Section 2.4(c).

“Closing Net Working Capital” means the net working capital of the Company as of the Closing Date based on the Closing Date Balance Sheet.

“Dominion Agreement” is defined in Section 2.4(b).

“Dominion REC Rights” is defined in Section 2.4(b).

“Estimated Net Working Capital” means the estimated net working capital of the Company as of the expected Closing Date, as calculated in accordance with Schedule 2.4(b).

“Estimated Working Capital Payment” means a payment in an amount equal to Estimated Net Working Capital.

“Independent Accounting Firm” is defined in Section 2.4(e).

“Initial Purchase Price” is defined in Section 2.1(b).

“GIS Transfer Account” is defined in Section 2.4(b).

“Net Working Capital Adjustment” is defined in Section 2.4(a).

“NEPOOL” means the New England Power Pool.

“Objection Notice” is defined in Section 2.4(d).

“Pre-Closing REC Rights” is defined in Section 2.4(b).

“Transfer and Assignment of Renewable Energy Credits” is defined in Section 2.4(b).

2. Deleted Defined Terms.  Section 1 of the Agreement is amended to delete the following terms in their entirety:

“Interest Rate” means 4.26% per annum.

“Net Working Capital” shall mean the net working capital of the Company, which shall be an amount equal to $8,956,817.

“Working Capital Payment” means a payment in an amount equal to Net Working Capital.

3. Amended Defined Terms.   The following defined terms in Section 1 of the Agreement are amended in their entirety to read as follows:

“GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediate prior fiscal year.

“Retention Amount” means $1,105,117.98.

“Vacation Accrual Amount” means $56,873.00.

4. Exhibits to the Agreement.

(a) The Agreement is amended by deleting Schedule 5 “Capital Commitments” to the Agreement and replacing it with a new Schedule 5 “Capital Commitments” in the form attached as Exhibit A hereto.

(b) Exhibit C to the Agreement is amended by adding to it the amendment to the Agency Agreement in the form of Exhibit C hereto.

(c) Exhibit D to the Agreement is amended by adding to it the amendment to the Employee Transfer Agreement in the form of Exhibit D hereto.

(d) Exhibit F to the Agreement is amended by adding to it the amendment to the Backup Agreement in the form of Exhibit E hereto.

(e) Exhibit G to the Agreement is amended by adding to it the amendment to the Sellers Omnibus Agreement in the form of Exhibit F hereto.

(f) Exhibit J to the Agreement is amended by adding to it the amendment to the Buyer Guaranty in the form of Exhibit G hereto.

(g) The Agreement is amended by adding a new Exhibit M thereto in the form of Exhibit H hereto.

5. Section 2.1(b) of the Agreement is amended in its entirety to read as follows:

“(b) In consideration for the sale, assignment, transfer and conveyance described in Section 2.1(a), at the Closing, Buyer shall pay to Sellers, and Sellers shall accept from Buyer, an aggregate amount equal to (i) Fifty Two Million Dollars ($52,000,000) (the “Initial Amount”) plus (ii) the Estimated Working Capital Payment, minus (iii) the Retention Amount, minus (iv) the Vacation Accrual Amount (such aggregate amount being referred to herein as the “Initial Purchase Price”). The Initial Purchase Price shall be payable at the Closing by wire transfer of immediately available funds to Sellers in accordance with written instructions of Sellers given to Buyer at least three (3) Business Days prior to the Closing. Following the Closing, the Initial Purchase Price shall be adjusted as provided in Section 2.4, and the Initial Purchase Price as so adjusted shall be the “Purchase Price.””

6. Section 2 of the Agreement is amended to add a new Section 2.4 to read in its entirety:

“2.4  Working Capital Adjustment.

(a) The Initial Purchase Price shall be increased or decreased dollar-for-dollar by the amount that the Closing Net Working Capital on the Closing Date, as finally determined as provided in this Section 2.4, is more than or less than the Estimated Net Working Capital (the “Net Working Capital Adjustment”).

(b) Not less than five (5) days prior to the Closing Date, Sellers shall provide to Buyer a statement showing Sellers’ good faith calculation of the Estimated Net Working Capital, together with a description in reasonable detail as to the method of such calculation. The Estimated Net Working Capital, Closing Net Working Capital and the Net Working Capital Adjustment shall be calculated in accordance with the nature of the items (but not the amounts) indicated on Schedule 2.4(b), except that in no event will any valuation be attributable to, and Buyer shall not purchase, any renewable energy credits or associated attributes (including Certificates, as defined in the Assignment, Assumption, Release and Amendment Agreement) which result from the production of electricity by the Company prior to the Closing Date and which have not been sold to, and fully paid for by, any person prior to the Closing Date (“Pre-Closing REC Rights”). Notwithstanding the foregoing, the Company shall retain any Pre-Closing REC Rights associated with the production of electricity by the Company between January 1, 2009 and the

Closing Date to the extent that those Pre-Closing REC Rights satisfy the Company’s obligations under the Massachusetts New Renewable Generation Attribute Purchase and Sale Agreement dated April 24, 2008 (the “Dominion Agreement”) between the Company and Dominion Energy Marketing, Inc. (the “Dominion REC Rights”), and the Estimated Net Working Capital, Closing Net Working Capital and the Net Working Capital Adjustment will each include the value of the Dominion REC Rights under the Dominion Agreement. At Closing, Sellers shall cause the Company to transfer to Linwood or such other entity as they may determine in their sole discretion any and all Pre-Closing REC Rights in excess of the Dominion REC Rights pursuant to the Transfer and Assignment of Renewable Energy Credits in the form of Exhibit M hereto (the “Transfer and Assignment of Renewable Energy Credits”). Prior to Closing Sellers shall cause Linwood or such other entity as they may determine in their sole discretion to establish a NEPOOL Generation Information System account in its name or such other name as Sellers may determine in their discretion (the “GIS Transfer Account”), and at the Closing Sellers shall cause the Company to transfer to such GIS Transfer Account on the Closing Date any and all Pre-Closing REC Rights in excess of the Dominion REC Rights that may be transferred to such account pursuant to the Transfer and Assignment of Renewable Energy Credits. Buyer agrees to execute and deliver or to cause the Company to execute and deliver to Linwood or such other entity as they may determine in their sole discretion at any time following the Closing such documents as are reasonably necessary to effect the transfer of Pre-Closing REC Rights in excess of the Dominion REC Rights to Linwood or such other entity as contemplated by this Section 2.4(b). In addition, the Buyer and Sellers agree that: (1) in no event shall any valuation be attributable to, and Buyer shall not purchase, the cash deposit made to Constellation pursuant to the Certificate Purchase Agreement as amended; and (2) in no event shall the calculation of either the Estimated Net Working Capital or the Closing Net Working Capital include any receivable from Linwood or such other entity as contemplated by this Section 2.4(b).

(c) In order to conclusively determine the Closing Net Working Capital and the Net Working Capital Adjustment as of the Closing Date, as soon as reasonably practicable after the Closing Date (but not later than sixty (60) days thereafter), Sellers will (at Sellers’ expense) prepare or cause to be prepared a balance sheet of the Company as of the Closing Date prepared in accordance with GAAP, consistent with the Company’s past practices and this Section 2.4 (the “Closing Date Balance Sheet”). Buyer shall cooperate with Sellers in connection with the preparation of the Closing Date Balance Sheet, and shall provide Sellers with reasonable access to any of the books, records, schedules, analyses, working papers and other information relating to the Company. The Closing Date Balance Sheet shall be supported by such analysis, data and schedules as may be reasonably requested by Buyer.

(d) Sellers shall provide to Buyer on or prior to the date on which the Closing Date Balance Sheet is due pursuant to Section 2.4(c) : (i) the Closing Date Balance Sheet, (ii) a statement of the calculation of the Closing Net Working Capital as of the Closing Date and (iii) a statement of the calculation of the resulting Net Working Capital Adjustment (collectively, the “Adjustment Documents”). The Adjustment Documents shall be final and binding on the Parties, and deemed accepted by Buyer unless, within thirty (30) days after Buyer’s receipt thereof, Buyer provides Sellers with a written notice of objection with respect to the Adjustment Documents (an “Objection Notice”). The Objection Notice shall specify in reasonable detail each item of the Adjustment Documents that Buyer disputes, the nature of any objection so asserted, and the portions of the Adjustment Documents, if any, that Buyer does not dispute. During the 30-day period following the receipt of the Adjustment Documents by Buyer, Sellers shall deliver any and all information Buyer may reasonably request in connection with Buyer’s review of the Adjustment Documents, including Sellers’ working papers relating to the preparation of the Adjustment Documents.

(e) During the 30-day period following the date on which the Objection Notice is received by Sellers, Sellers and Buyer shall meet in an effort to resolve any objections contained therein. If Sellers and Buyer are unable to resolve the dispute within such 30-day period, then any disputed matter set forth in the Objection Notice which remains unresolved shall be submitted for final determination to PricewaterhouseCoopers LLP, or another nationally recognized accounting firm which may be mutually agreed upon by Sellers and Buyer (the “Independent Accounting Firm”). The Independent Accounting Firm shall investigate only those items that are in dispute and shall not assign a value to any item that is (i) greater than the greatest value for such item claimed by either Buyer or Sellers or (ii) lower than the lowest value for such item claimed by either the Buyer or Sellers. The Independent Accounting Firm’s determination shall be based only upon written submissions by Buyer and Sellers, and not upon an independent review by the Independent Accounting Firm. Neither Sellers nor Buyer shall have any ex-parte communications (other than responding to requests of the Independent Accounting Firm for additional information)

or meetings with the Independent Accounting Firm without the prior consent of the other Party. Within thirty (30) days after the Independent Accounting Firm’s appointment, the Independent Accounting Firm shall render a written report as to the resolution of each disputed matter set forth in the Objection Notice and as to the calculation of the Closing Net Working Capital and Net Working Capital Adjustment and statement of the calculation of the Purchase Price. The Independent Accounting Firm shall have exclusive jurisdiction over, and resort to the Independent Accounting Firm shall be the sole recourse and remedy of the parties against one another or any other Person with respect to, any disputes arising out of or relating to the Adjustment Documents and the Net Working Capital Adjustment. The Independent Accounting Firm’s determination shall be conclusive and binding on all parties and shall be enforceable in a court of law.

(f) The Independent Accounting Firm’s fees and expenses shall be borne by Sellers and Buyer in inverse proportion (as a percentage of the absolute dollar amount disputed) as Sellers and Buyer prevail on the matters resolved by the Independent Accounting Firm. The allocation of such fees and expenses shall be determined by the Independent Accounting Firm at the time of the Independent Accounting Firm’s resolution of the disputed matters set forth in the Objection Notice.

(g) The Adjustment Documents and the Net Working Capital Adjustment shall become final and binding upon the Parties upon the earlier of (i) the failure by Buyer to object thereto within the period permitted under, and otherwise in accordance with, the requirements of Section 2.4(d), (ii) a written agreement between Buyer and Sellers with respect thereto or (iii) the decision by the Independent Accounting Firm with respect to disputes.

(h) Any increase or reduction to the Initial Purchase Price effected by the Net Working Capital Adjustment as determined pursuant to this Section 2.4 shall be paid by Buyer or Sellers (as appropriate) to the other by wire transfer in immediately available funds within five (5) Business Days after the Net Working Capital Adjustment has become binding hereunder together with a rate of interest thereon equal to three and a half percent 3.5% per annum (compounded at the end of each calendar month) from and including the Closing Date until but excluding the date of actual payment.”

7. The Agreement is amended by adding to the Schedules to the Agreement a new Schedule 2.4(b) “Working Capital Calculation” in the form attached as Exhibit B hereto.

8. Amendments to Existing Schedules to the Agreement.

(a) Item 14 of Schedule 4.6(a) to the Agreement is amended in its entirety as follows:

“14. Certificate Purchase and Sale Agreement between Constellation Power Source, Inc., Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P. and Ridgewood Rhode Island Generation, LLC and Ridgewood Power Management, LLC (as agent for Seller) dated as of April 30, 2003, as amended by that certain letter agreement dated January 25, 2006, by Amendment No. 1 to Certificate Purchase and Sale Agreement dated as of October 31, 2006, by the Assignment, Assumption, Release and Amendment of Certificate Purchase and Sale Agreement by and among Constellation Energy Commodities Group, Inc., f/k/a Constellation Power Source, Inc., Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Ridgewood Power Management LLC as agent, Ridgewood Electric Power Trust III, Ridgewood Electric Power Trust IV, Ridgewood Electric Power Trust V, Ridgewood Power B Fund/Providence Expansion and Linwood 0708 LLC dated as of July 31, 2008, and by the Waiver, Consent and Amendment of Certificate Purchase and Sale Agreement by and among Constellation Energy Commodities Group, Inc., f/k/a Constellation Power Source, Inc., Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Ridgewood Power Management LLC as agent, Ridgewood Electric Power Trust III, Ridgewood Electric Power Trust IV, Ridgewood Electric Power Trust V, Ridgewood Power B Fund/Providence Expansion, Linwood 0708 LLC and Rhode Island LFG Genco, LLC dated as of October 15, 2008.”

(b) Item 32 of Schedule 4.6(a) of the Agreement is amended in its entirety as follows:

“32. Backup Certificate Agreement among Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC, Ridgewood Power Management LLC, Rhode Island LFG Genco, LLC and Buyer dated as of August 19, 2008, as amended by First Amendment to Backup Certificate Agreement among Indeck Maine Energy, L.L.C., Ridgewood

Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC, Ridgewood Power Management LLC, Rhode Island LFG Genco, LLC and Buyer dated as of November 11, 2008.”

(c) Item 34 of Schedule 4.6(a) to the Agreement is amended in its entirety as follows:

“34. Massachusetts New Renewable Generation Attribute Purchase and Sale Agreement between Indeck Maine Energy, L.L.C. and Conectiv Energy Supply, Inc. dated as of April 2, 2008, as amended by Amendment No. 1 dated as of August 22, 2008; Confirmation of trade for 22,000 MWh of 2008 NEPOOL GIS-issued renewable energy certificates from Indeck Maine Energy, L.L.C. to Conectiv Energy Supply, Inc., dated April 2, 2008.”

(d) Item 38 of Schedule 4.6(a) to the Agreement is amended in its entirety as follows:

“38. Agency Agreement among Indeck Maine Energy, LLC, Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC and Ridgewood Power Management, LLC dated as of August 19, 2008, as amended by First Amendment to Agency Agreement among Indeck Maine Energy, LLC, Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC and Ridgewood Power Management, LLC dated as of November 11, 2008.”

(e) Schedule 4.6(a) to the Agreement is amended by adding the following additional Items 40 and 41:

“40. New England Power Pool Agreement dated September 1, 1971, as subsequently amended and restated, and as executed by Indeck Maine Energy, LLC as of June 3, 1997.”

41. Letter Agreement among Constellation Energy Commodities Group, Inc., Indeck Maine Energy, LLC, Linwood 0708 LLC, Ridgewood Rhode Island Generation, LLC, Ridgewood Providence Power Partners, L.P. and Ridgewood Power Management LLC, as agent, dated as of October 31, 2008.”

(f) Item 3 of Schedule 6.11 of the Agreement is amended in its entirety as follows:

“3. Backup Certificate Agreement among Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC, Ridgewood Power Management LLC, Rhode Island LFG Genco, LLC and Buyer dated as of August 19, 2008, as amended by First Amendment to Backup Certificate Agreement among Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC, Ridgewood Power Management LLC, Rhode Island LFG Genco, LLC and Buyer dated as of November 11, 2008.”

(g) Item 5 of Schedule 6.11 of the Agreement is amended in its entirety as follows:

“5. Agency Agreement among Indeck Maine Energy, LLC, Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC and Ridgewood Power Management, LLC dated as of August 19, 2008, as amended by First Amendment to Agency Agreement among Indeck Maine Energy, LLC, Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Linwood 0708 LLC and Ridgewood Power Management, LLC dated as of November 11, 2008.”

(h) Schedule 6.11 to the Agreement is amended by adding the following additional Item 7:

“7. Waiver, Consent and Amendment of Certificate Purchase and Sale Agreement by and among Constellation Energy Commodities Group, Inc., f/k/a Constellation Power Source, Inc., Indeck Maine Energy, L.L.C., Ridgewood Providence Power Partners, L.P., Ridgewood Rhode Island Generation, LLC, Ridgewood Power Management LLC as agent, Ridgewood Electric Power Trust III, Ridgewood Electric Power Trust IV, Ridgewood Electric Power Trust V, Ridgewood Power B Fund/Providence Expansion, Linwood 0708 LLC and Rhode Island LFG Genco, LLC dated as of October 15, 2008.”

9. The first sentence of Section 4.12 of the Agreement is amended in its entirety to read as follows:

“Company Balance Sheet.  The Company has delivered to Buyer an unaudited balance sheet as of September 30, 2008 (the “Company Balance Sheet”).”

10. Section 4.14 of the Agreement is amended to delete each reference to “the Purchase Price Date” and to insert in its place “September 30, 2008.”

11. Section 5.7 of the Agreement is amended to read in its entirety as follows:

“5.7 Availability of Funds.  Buyer has sufficient funds available to it to pay the Initial Purchase Price on the Closing Date, to pay the Net Working Capital Adjustment as and when due and to enable Buyer to perform all of its obligations under this Agreement, the Backup Agreement and the Buyer Guaranty.”

12. Section 6 of the Agreement is amended as follows:

(a) to delete Section 6.12 in its entirety; and

(b) to add a new Section 6.17 to read in its entirety:

“6.17 Availability of Funds.  Sellers shall take any and all necessary actions necessary and appropriate to ensure that they have sufficient funds available to pay the Net Working Capital Adjustment as and when due.”

(c) to add a new Section 6.18 to read in its entirety:

“6.18 REC Agreements.  On and after the Closing Date, Sellers will: (a) cause Linwood, or such other entity as contemplated in Section 2.4(b), to pay, perform and discharge when due all Liabilities and obligations, and (b) indemnify, defend and hold harmless the Company against and in respect of all Losses, in each case, that arise out of the Company’s sale or delivery of Pre-Closing REC Rights under all agreements of the Company for the sale or delivery of Pre-Closing REC Rights on or prior to the Closing Date, including but not limited to agreements which are set forth as items 14, 17, 18, 28, 34, 35, 37, and 41 of Schedule 4.6(a) to the Agreement; provided however this Section 6.18 shall not apply to the Company’s performance of its obligations under the Dominion Agreement on and after January 1, 2009, as set forth in items 29 and 36 of Schedule 4.6(a) to the Agreement.”

13. Section 8.1 of the Agreement is amended as follows:

(a) Section 8.1(l) is amended to add a new subsection (10) to read in its entirety:

“(10) the Transfer and Assignment of Renewable Energy Credits in the form attached as Exhibit M hereto.”

(b) to add a new Section 8.1(m) to read in its entirety:

“(m) Extension Agreements. Sellers shall have (1) entered into binding and enforceable agreements with Bangor Hydro-Electric Company to extend or replace each of the Targeted Rate Contracts (listed as items No.s 12 and 13 on Schedule 4.6(a)), and (2) submitted new OASIS transmission reservations for firm point-to-point service, and have received confirmations of acceptance from Bangor Hydro-Electric Company, in each of cases (1) and (2) above effective not less than from January 1, 2009 through December 31, 2009 and on substantially similar terms and conditions as currently exist for each of the Projects.”

14. The first sentence of Section 8.2(j) of the Agreement is amended in its entirety to read as follows:

“Buyer shall make the payment of the Initial Purchase Price required to be made by Buyer pursuant to Section 2.1(b) and shall deliver the following documents, each duly executed by Buyer:”

15. Section 10.1(d) of the Agreement is amended to read in its entirety as follows:

“(d) Sellers shall cause the Company to prepare and timely file and to remit any Taxes that are due in respect of the following Tax Returns on or before the Closing Date with respect to the Company or in respect to its business, assets or operations: (i) all Tax Returns for any taxable period ending on or before the Closing Date; and (ii) all other Tax Returns required to be filed (taking into account extensions) prior to the Closing Date. Buyer shall prepare and timely file or shall cause to be prepared and timely filed by the Company all Tax Returns that are required to be filed by or with respect to the Company or in respect to its business, assets or operations for taxable years or periods beginning and ending after the Closing Date. Buyer shall remit or cause to be remitted by the Company any Taxes due in respect of such Tax Returns. With respect to any Tax Returns of the Company that relate to periods that begin before and end after the Closing Date, (i) Buyer shall prepare or cause to be prepared such Tax Returns in a manner consistent with past practices, if any, except as otherwise required by applicable Law, and (ii) not less than fifteen days prior to the due date for such Tax Returns (including proper extensions), Buyer shall present such Tax Returns to Sellers for their comments (provided that in the event that it is not practical for any such Tax Returns to be prepared fifteen days prior to the due date, including proper extensions, Buyer shall present such Tax Return to Sellers for their comments as soon as such Tax Return has been prepared), Buyer shall consider in good faith any comment received from Sellers no later than five days prior to the due date for such Tax Return. Sellers shall be responsible for (and shall pay to Buyer within five days of a written request of such amount) that portion of such Taxes that are allocable to the portion of such period that ends on the Closing Date and Buyer shall be responsible for the payment of such Taxes relating to the portion of such period beginning immediately after the Closing Date. Notwithstanding any other provision of this Section 10.1 to the contrary, Sellers’ obligation to remit or otherwise incur any liability with respect to any Taxes shall not apply to the extent that such Taxes are reflected as an accrued liability or in a reserve on the Closing Date Balance Sheet and such failure to comply with such obligation is not a violation of applicable Laws.”

16. Section 11.2(d) of the Agreement is amended to delete the words “Purchase Price” and to insert in their place “Initial Purchase Price.”

17. Section 11.2(e) of the Agreement is amended to delete the words “Purchase Price” and to insert their place “Initial Purchase Price.”

18. Section 11.2(f) of the Agreement is amended to delete the words “Purchase Price” and to insert in their place “Initial Purchase Price.”

19. Section 12.1(b) of the Agreement is amended to delete “October 31, 2008” and to insert in its place “January 31, 2009 (provided that such date shall be February 28, 2009 in the event the SEC provides Ridgewood Electric Power Trust IV or Ridgewood Electric Power Trust V with second round comments received after the date of the Amendment with respect to any preliminary proxy statements on Schedule 14A filed with the SEC by Ridgewood Electric Power Trust IV or Ridgewood Electric Power Trust V made in order to satisfy the obligations of RM under Section 6.2(c)).”

20. The Sellers jointly and severally represent and warrant to Buyer that the representations and warranties of Sellers and the Company set forth in Section 3 and Section 4 of the Agreement as amended by this Amendment are true and correct in all material respects at and as of the date of this Amendment.

21. Buyer represents and warrants to Sellers that the representations and warranties of Buyer set forth in Section 5 of the Agreement are true and correct in all material respects at and as of the date of this Amendment.

22. Each Party represents and warrants that (i) the execution and delivery of this Amendment has been duly and validly authorized and approved by all limited liability company or corporate action required on its behalf, and (ii) this Amendment has been duly and validly executed and delivered and constitutes its valid and binding agreement, enforceable against it in accordance with its terms.

23. Capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Agreement. Upon execution hereof, each reference in the Agreement to “this Agreement,” “hereby,” “herein,” “hereof” or words of similar import referring to the Agreement shall mean and refer to the Agreement as amended by this Amendment. The Parties agree for themselves and on behalf of their respective Affiliates, that with respect to the Ancillary Agreements and any other agreements contemplated by the Agreement all references to the Agreement (however defined in such other agreement) shall mean and refer to the Agreement as amended by this Amendment.

24. Except as specifically amended hereby, all terms and provisions contained in the Agreement shall remain unchanged and in full force and effect. The Agreement, as amended by this Amendment, constitutes the entire understanding of the Parties regarding the subject matter thereof and cannot be modified except by written agreement of the Parties.

25. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

26. This Amendment shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

[Signature Page Follows]

[Signature Page to Amendment]

IN WITNESS WHEREOF, the Parties and the Company have duly executed and delivered this Amendment as of the date first written above.

BUYER:

COVANTA ENERGY CORPORATION

By:	/s/ Anthony J. Orlando
Name:     Anthony J. Orlando

Title:	President and Chief Executive Officer

SELLERS:

RIDGEWOOD MAINE, L.L.C.

By:	Ridgewood Penobscot Management Corporation, Manager

By:	/s/ Randall D. Holmes
Name:     Randall D. Holmes

Title:	President

INDECK ENERGY SERVICES, INC.

By:	/s/ Joseph M. Oskorep
Name:     Joseph M. Oskorep

Title:	Vice President & Controller

Solely for purposes of Sections 6.2, 6.3, 6.4, 6.10(a), 6.11 through 6.14 and 6.16 of the Agreement; such obligations to terminate on and after the Closing:

INDECK MAINE ENERGY, LLC

By:	/s/ Randall D. Holmes
Name:     Randall D. Holmes

Title:	President and Chief Executive Officer

EXHIBIT A to First Amendment to PSA

Schedule 5 (Capital Commitments)

1. Estimated expenditures of certain capital items planned but not committed to; such amounts are merely estimates and are not binding upon the Company or either Seller:

•	Plattco double dump valves for West Enfield — $115,000 amount expected to be incurred in the second calendar quarter of 2009,

•	Set of Truck Dump Cylinders for each of West Enfield and Jonesboro — $17,500 total expense taking into account the requirements of both plants expected to be incurred in the third calendar quarter of 2009,

•	Stationary Crane for Truck Dumpers for Jonesboro — $35,000 amount expected to be incurred in the second quarter of 2009.

2. The Company has made a commitment to purchase/install a replacement Bed Letdown Screw for West Enfield (subject to the Company’s reasonable satisfaction with a similar purchase/installation at Jonesboro) — $190,000 amount planned to be incurred in the second calendar quarter of 2009.

EXHIBIT B to First Amendment to PSA

Schedule 2.4(b)
Sample Working Capital Calculation
Using September 30, 2008 Balances

Indeck Maine Energy, LLC
Balance Sheet/Working Capital Calculation
as of September 30, 2008

		Working Capital
		Calc

Assets
100-01-00-000 Cash: Wachovia Operating		65,493
101-04-00-000 Cash: Capital One Custody Account		3,862,932
103-01-00-402 Petty Cash — W. Enfield		5,000
110-01-00-401 Accounts Receivable — W. Enfield		4,752,415
110-01-00-402 Accounts Receivable — Jonesboro		4,575,635
145-02-00-401 Fuel Inventory — W Enfield		438,714
145-02-00-402 Fuel Inventory — Jonesboro		531,066
145-03-00-401 Round Wood Inventory West Enfield		125,289
145-03-00-402 Round Wood Inventory Jonesboro		49,557
115-01-00-401 Prepaid Insurance — W. Enfield		49,693
115-03-00-000 Other Prepaid Expenses		116,164
115-01-00-402 Prepaid Insurance — Jonesboro		49,166
125-01-00-000 Interest Receivable		10,787
180-00-00-000 Deposits		2,302,719
Liabilities
200-01-p00-000 Accounts Payable & Accrued Expenses		(813,281)
230-00-00-030 Intercompany Payable — RPMCo.		(291,359)
220-04-00-000 Note Payable — Cat		(126,451)
220-05-00-000 Note Payable — JB Cat Loader		(229,951)
		15,473,588
	Less:
	Constellation Deposit*	(2,175,000)
	RECs Accounts Receivable**	(8,341,165)
	Working Capital @	4,957,423
	9/30/08***

*	Reflects cash deposit made to Constellation and is excluded per Section 2.4(b) of the Purchase and Sale Agreement

**	Reflects the transfer at Closing of Accounts Receivable for Pre-Closing REC Rights in excess of the Dominion REC Rights

***	In no event shall the calculation of either the Estimated Net Working Capital or the Closing Net Working Capital include any receivable from Linwood or such other entity as contemplated by Section 2.4(b) of the Purchase and Sale Agreement.